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                             April 15, 2021

       Catherine Spear
       Co-Chief Executive Officer
       FIGS, Inc.
       2834 Colorado Avenue, Suite 100
       Santa Monica, California 90404

                                                        Re: FIGS, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 19,
2021
                                                            CIK No. 0001846576

       Dear Ms. Spear:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 19, 2021

       Prospectus Summary, page 1

   1. Please revise your Prospectus Summary to provide a discussion of your multi-class capital structure.
       Industry and Market Data, page 57

   2. Please elaborate on the data behind your NPS. For example, please disclose the sample size that the score was
derived from and the time period for which the score was obtained.
 Catherine Spear
FirstName
FIGS, Inc. LastNameCatherine Spear
Comapany
April       NameFIGS, Inc.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 77

3. Please revise your disclosure on page 78 to provide a more robust discussion of the changes in operating cash flows for each of the periods presented. Your revised disclosure should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 81

4. Please provide us an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,
             Identify the parties, including any related parties;
             The nature of the consideration;
             The fair value and your basis for determining the fair value, and indicate whether the fair value was contemporaneous or retrospective. To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price; and
             For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.
         We will not be able to complete our evaluation of your response until the IPO range has been disclosed.
Registration Rights, page 133

5. You disclose here and on page 45 that holders of outstanding shares of your common stock will be entitled to registration rights subject to lock-up agreements entered into in connection with this offering. Please disclose whether you anticipate any maximum cash penalties related to the registration rights and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Catherine Spear
FirstName
FIGS, Inc. LastNameCatherine Spear
Comapany
April       NameFIGS, Inc.
       15, 2021
April 315, 2021 Page 3
Page
FirstName LastName
       You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Alison Haggerty